UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Japan
Exact name of registrant as specified in charter

000837056
Registrant CIK Number

Annual Report on Form 18-K for the Fiscal Year Ended March 31, 2009
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-23423-01
SEC file number, if available

S-____________________
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C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2009
Report period (if applicable)

____
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(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

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TOKYO:38762.2

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 17, 2009.

Japan

By: ______________________________
Osamu Nakamura
Ministry of Finance, Consulate General in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20_____, that the Information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Initial Annual Budget of the Registrant for the fiscal year ending March 31, 2010 (Exhibit 2 to the Annual Report on Form 18-K of Japan for the fiscal year ended March 31, 2009, filed on September 17, 2009)

EXHIBIT 1

平成21年度予算及び財政投融資計画の説明

第 171 回 国 会

(未 定 稿)

平 成 21 年 1 月

財 務 省 主 計 局
理 財 局

I 一般会計歳入歳出予算

1 歳入予算部別対前年度比較表

（単位 千円）

区分	21年度予算額	20年度予算額 当初	20年度予算額 補正(第1号)後	比較増△減 当初	比較増△減 補正(第1号)後
租税及印紙収入	46,103,000,000	53,554,000,000	53,554,000,000	△ 7,451,000,000	△ 7,451,000,000
官業益金及官業収入	16,064,869	16,054,041	16,054,041	10,828	10,828
政府資産整理収入	262,976,765	281,643,800	289,453,115	△ 18,667,035	△ 26,476,350
雑収入	8,871,959,687	3,858,148,892	3,887,553,103	5,013,810,795	4,984,406,584
公債金	33,294,000,000	25,348,000,000	25,743,000,000	7,946,000,000	7,551,000,000
前年度剰余金受入	—	3,493,180	635,401,659	△ 3,493,180	△ 635,401,659
計	88,548,001,321	83,061,339,913	84,125,461,918	5,486,661,408	4,422,539,403

2 歳出予算主要経費別対前年度比較表

（単位 千円）

事項	21年度予算額	20年度予算額 当初	20年度予算額 補正(第1号)後	比較増△減 当初	比較増△減 補正(第1号)後
社会保障関係費					
1 年金医療介護保険給付費	19,600,357,623	16,680,748,885	16,655,437,507	2,919,608,738	2,944,920,116
2 生活保護費	2,096,888,342	2,005,336,133	2,005,336,133	91,552,209	91,552,209
3 社会福祉費	2,509,114,629	2,490,425,024	2,711,287,045	18,689,605	△ 202,172,416
4 保健衛生対策費	434,619,167	410,354,384	462,707,661	24,264,783	△ 28,088,494
5 雇用労災対策費	193,419,078	196,026,381	196,320,627	△ 2,607,303	△ 2,901,549
計	24,834,398,839	21,782,890,807	22,031,088,973	3,051,508,032	2,803,309,866
文教及び科学振興費					
1 義務教育費国庫負担金	1,648,250,000	1,679,576,000	1,657,187,777	△ 31,326,000	△ 8,937,777
2 科学技術振興費	1,377,657,919	1,362,777,836	1,394,717,194	14,880,083	△ 17,059,275
3 文教施設費	115,564,750	115,508,350	229,386,350	56,400	△ 113,821,600
4 教育振興助成費	2,019,714,419	2,003,855,877	2,094,729,548	15,858,542	△ 75,015,129
5 育英事業費	149,180,810	150,187,944	145,429,857	△ 1,007,134	3,750,953
計	5,310,367,898	5,311,906,007	5,521,450,726	△ 1,538,109	△ 211,082,828
国債費	20,243,730,520	20,163,229,693	19,777,901,949	80,500,827	465,828,571
恩給関係費					
1 文官等恩給費	26,960,474	28,853,954	28,846,954	△ 1,893,480	△ 1,886,480
2 旧軍人遺族等恩給費	718,114,125	775,987,025	775,987,025	△ 57,872,900	△ 57,872,900
3 恩給支給事務費	2,745,535	2,933,917	2,894,836	△ 188,382	△ 149,301
4 遺族及び留守家族等援護費	39,395,997	44,452,192	44,445,631	△ 5,056,195	△ 5,049,634
計	787,216,131	852,227,088	852,174,446	△ 65,010,957	△ 64,958,315
地方交付税交付金	16,111,283,000	15,140,119,889	15,140,119,889	971,163,111	971,163,111
地方特例交付金	462,011,000	473,489,000	539,108,000	△ 11,478,000	△ 77,097,000

（単位　千円）

事項	21年度予算額	20年度予算額 当初	20年度予算額 補正(第1号)後	比較増△減 当初	比較増△減 補正(第1号)後
防衛関係費	4,774,135,024	4,779,649,674	4,783,827,781	△ 5,514,650	△ 9,692,757
公共事業関係費					
1 治山治水対策事業費	928,340,000	938,934,000	1,005,819,311	△ 10,594,000	△ 77,479,311
2 道路整備事業費	1,222,095,000	1,483,533,000	1,564,746,444	△ 261,438,000	△ 342,651,444
3 港湾空港鉄道等整備事業費	474,396,000	496,465,000	510,652,583	△ 22,069,000	△ 36,256,583
4 住宅都市地域環境整備事業費	2,416,487,000	1,610,065,000	1,645,184,938	806,422,000	771,302,062
5 下水道水道廃棄物処理等施設整備費	879,799,000	926,689,000	925,844,576	△ 46,890,000	△ 46,045,576
6 農業農村整備事業費	577,220,000	667,736,000	660,991,300	△ 90,516,000	△ 83,771,300
7 森林水産基盤整備事業費	281,595,000	296,572,000	306,363,191	△ 14,977,000	△ 24,768,191
8 調整費等	217,458,000	242,458,000	242,458,000	△ 25,000,000	△ 25,000,000
小計	6,997,390,000	6,662,452,000	6,862,060,343	334,938,000	135,329,657
9 災害復旧等事業費	72,699,000	72,699,000	284,044,000	—	△ 211,345,000
計	7,070,089,000	6,735,151,000	7,146,104,343	334,938,000	△ 76,015,343
経済協力費	629,544,571	665,982,551	665,411,408	△ 36,437,980	△ 35,866,837
中小企業対策費	188,950,621	176,051,230	585,459,674	12,899,391	△ 396,509,053
エネルギー対策費	856,171,069	865,508,541	865,998,896	△ 9,337,472	△ 9,827,827
食料安定供給関係費	865,922,114	858,178,685	992,077,702	7,743,429	△ 126,155,588
その他の事項経費	5,064,181,534	4,906,955,748	4,974,738,131	157,225,786	89,443,403
皇室費	6,704,502	6,774,087	6,774,087	△ 69,585	△ 69,585
国会	130,061,344	128,492,260	127,178,596	1,569,084	2,882,748
裁判所	324,732,707	327,580,849	327,448,168	△ 2,848,142	△ 2,715,461
会計検査院	17,401,443	17,512,513	17,051,087	△ 111,070	350,356
内閣	97,274,258	96,302,981	95,862,270	971,277	1,411,988
内閣府	411,353,489	412,999,942	445,185,830	△ 1,646,453	△ 33,832,341
総務省	365,203,480	277,724,514	292,706,614	87,478,966	72,496,866
法務省	672,147,253	655,178,698	660,453,426	16,968,555	11,693,827
外務省	241,923,866	235,797,454	235,922,453	6,126,412	6,001,413
財務省	1,050,316,362	1,054,478,979	1,038,240,473	△ 4,162,617	12,075,889
文部科学省	230,825,690	222,344,993	228,131,705	8,480,697	2,693,985
厚生労働省	271,256,074	266,082,219	265,388,013	5,173,855	5,868,061
農林水産省	448,452,794	419,180,064	416,007,245	29,272,730	32,445,549
経済産業省	129,647,144	128,252,079	127,757,153	1,395,065	1,889,991
国土交通省	592,558,245	586,825,511	612,608,529	5,732,734	△ 20,050,284
環境省	74,322,883	71,428,605	78,022,482	2,894,278	△ 3,699,599
経済緊急対応予備費	1,000,000,000	—	—	1,000,000,000	1,000,000,000
予備費	350,000,000	350,000,000	250,000,000	—	100,000,000
合計	88,548,001,321	83,061,339,913	84,125,461,918	5,486,661,408	4,422,539,403

II 特別会計歳入歳出予算

（単位　千円）

会計名	21年度予算額		20年度予算額		比較増△減	
	歳入	歳出	歳入	歳出	歳入	歳出
交付税及び譲与税配付金						
交付税及び譲与税配付金勘定	52,156,303,662	51,935,303,662	(50,940,401,643) 51,006,020,643	(50,773,501,643) 50,839,213,585	(1,215,902,019) 1,150,283,019	(1,161,702,019) 1,096,090,077
交通安全対策特別交付金勘定	85,068,061	79,085,824	81,600,001	75,497,281	3,468,060	3,588,543
登記	179,156,[illegible]54	173,298,716	(189,856,710) 188,747,404	(172,992,649) 170,134,334	(△ 10,700,556) △ 9,591,250	(306,067) 3,164,382
地震再保険	68,010,780	68,010,780	69,105,003	69,105,003	△ 1,094,223	△ 1,094,223
国債整理基金	183,393,513,056	171,393,513,056	(201,898,849,508) 201,619,319,804	(181,898,849,508) 181,619,319,804	(△ 18,505,336,452) △ 18,225,806,748	(△ 10,505,336,452) △ 10,225,806,748
財政投融資						
財政融資資金勘定	36,245,541,668	34,887,472,175	42,264,210,230	40,284,273,779	△ 6,018,668,562	△ 5,396,801,604
投資勘定	116,815,398	116,815,398	155,891,986	155,891,986	△ 39,076,588	△ 39,076,588
外国為替資金	3,419,776,489	1,643,163,146	4,145,269,965	1,621,864,796	△ 725,493,476	21,298,350
特定国有財産整備	123,372,745	64,578,097	187,946,549	95,703,285	△ 64,573,804	△ 31,125,188
エネルギー対策						
エネルギー需給勘定	2,002,002,734	2,002,002,734	(2,206,601,066) 2,251,951,124	(2,206,601,066) 2,251,951,124	(△ 204,598,332) △ 249,948,390	(△ 204,598,332) △ 249,948,390
電源開発促進勘定	367,879,742	367,879,742	371,468,674	371,468,674	△ 3,588,932	△ 3,588,932
国立高度専門医療センター	154,737,544	154,737,544	(151,992,233) 151,406,232	(151,992,233) 151,406,232	(2,745,311) 3,331,312	(2,745,311) 3,331,312
労働保険						
労災勘定	1,255,773,077	1,115,988,210	1,447,096,766	1,132,051,628	△ 191,323,689	△ 16,063,418
雇用勘定	2,327,836,004	2,327,836,004	(2,678,069,311) 2,684,582,075	(2,185,363,977) 2,191,876,741	(△ 350,233,307) △ 356,746,071	(142,472,027) 135,959,263
徴収勘定	2,873,669,385	2,873,669,385	3,657,081,277	3,657,081,277	△ 783,411,892	△ 783,411,892
船員保険	50,283,705	50,283,705	(66,685,887) 66,650,164	(66,685,887) 66,650,164	(△ 16,402,182) △ 16,366,459	(△ 16,402,182) △ 16,366,459
年金						
基礎年金勘定	20,915,090,302	20,915,090,302	19,692,822,805	19,692,822,805	1,222,267,497	1,222,267,497
国民年金勘定	5,579,059,697	5,432,996,983	5,947,003,983	5,947,003,983	△ 367,944,286	△ 514,007,000
厚生年金勘定	39,273,075,577	39,273,075,577	37,636,841,984	37,636,841,984	1,636,233,593	1,636,233,593
福祉年金勘定	14,684,747	14,684,747	(18,245,113) 13,992,326	(18,245,113) 13,992,326	(△ 3,560,366) 692,421	(△ 3,560,366) 692,421
健康勘定	8,293,318,145	8,293,318,145	8,979,087,905	8,979,087,905	△ 685,769,760	△ 685,769,760
児童手当勘定	491,567,814	491,567,814	(487,528,682) 487,491,383	(487,528,682) 487,491,383	(4,039,132) 4,076,431	(4,039,132) 4,076,431
業務勘定	1,938,394,397	1,938,394,397	(491,940,226) 511,740,621	(491,940,226) 511,740,621	(1,446,454,171) 1,426,653,776	(1,446,454,171) 1,426,653,776
食料安定供給						
農業経営基盤強化勘定	24,806,956	21,941,467	21,801,696	21,801,696	3,005,260	139,771
農業経営安定勘定	232,425,890	232,425,890	210,466,102	210,466,102	21,959,788	21,959,788
米管理勘定	857,139,841	857,139,841	859,622,638	859,622,638	△ 2,482,797	△ 2,482,797

（単位　千円）

会計名	21年度予算額		20年度予算額		比較増△減	
	歳入	歳出	歳入	歳出	歳入	歳出
麦管理勘定	688,418,962	688,418,962	688,071,396	688,071,396	347,566	347,566
業務勘定	17,976,015	17,976,015	21,186,505	21,186,505	△3,210,490	△3,210,490
調整勘定	1,727,524,920	1,701,816,313	1,596,741,353	1,582,332,908	130,783,567	119,483,405
国営土地改良事業勘定	112,488,657	112,488,657	(105,480,644) 105,195,828	(105,480,644) 105,195,828	(7,008,013) 7,292,829	(7,008,013) 7,292,829
農業共済再保険						
再保険金支払基金勘定	21,818,108	31,818,108	20,179,713	20,179,713	1,638,395	1,638,395
農業勘定	33,151,854	33,047,202	28,040,110	27,932,354	5,111,744	5,114,848
家畜勘定	44,750,134	37,784,013	45,022,635	38,230,844	△272,501	△446,831
果樹勘定	12,662,078	9,903,739	12,924,231	9,973,205	△262,153	△69,466
園芸施設勘定	5,135,108	5,110,868	5,472,799	5,383,495	△337,691	△272,627
業務勘定	1,127,067	1,127,067	(1,143,501) 1,054,099	(1,143,501) 1,054,099	(△16,434) 72,968	(△16,434) 72,968
森林保険	11,241,663	5,013,656	11,955,923	5,307,626	△714,260	△293,970
国有林野事業	462,077,067	462,077,067	(449,639,176) 468,062,601	(449,639,176) 468,062,601	(12,437,891) △5,985,534	(12,437,891) △5,985,534
漁船再保険及び漁業共済保険						
漁船普通保険勘定	6,982,737	6,858,572	8,145,055	8,039,287	△1,162,318	△1,180,715
漁船特殊保険勘定	352,514	269,223	351,068	269,223	1,446	—
漁船乗組員給与保険勘定	62,008	42,520	61,841	42,520	167	—
漁業共済保険勘定	17,535,040	8,372,008	18,425,623	8,085,026	△890,583	286,982
業務勘定	931,508	931,508	(1,022,293) 1,013,452	(1,022,293) 1,013,452	(△90,785) △81,944	(△90,785) △81,944
貿易再保険	206,086,422	206,086,422	245,235,208	212,100,085	△39,148,786	△6,013,663
特許	290,175,852	120,365,547	266,454,385	122,800,340	23,721,467	△2,434,793
社会資本整備事業						
治水勘定	1,061,706,281	1,061,706,281	(1,078,400,172) 1,133,745,114	(1,078,400,172) 1,133,745,114	(△16,693,891) △72,038,833	(△16,693,891) △72,038,833
道路整備勘定	2,482,834,358	2,482,834,358	(3,601,749,787) 3,747,286,435	(3,601,749,787) 3,747,286,435	(△1,118,915,429) △1,264,452,077	(△1,118,915,429) △1,264,452,077
港湾勘定	302,658,196	302,658,196	(322,842,815) 332,645,667	(322,842,815) 332,645,667	(△20,184,619) △29,987,471	(△20,184,619) △29,987,471
空港整備勘定	530,073,035	530,073,035	(542,651,551) 546,294,210	(542,651,551) 546,294,210	(△12,578,516) △16,221,175	(△12,578,516) △16,221,175
業務勘定	303,061,585	303,061,585	(343,070,539) 329,508,905	(343,070,539) 329,508,905	(△40,008,954) △26,447,320	(△40,008,954) △26,447,320
自動車安全						
保障勘定	69,913,356	12,664,141	81,680,694	24,722,082	△11,767,338	△12,057,941
自動車検査登録勘定	44,896,704	43,415,534	(50,654,511) 50,641,468	(42,832,321) 42,819,278	(△5,757,807) △5,744,764	(583,213) 596,256
自動車事故対策勘定	14,790,887	14,790,887	15,217,950	15,217,950	△427,063	△427,063

（注）船員保険特別会計については、22年1月1日に廃止されることが予定されており、船員保険の給付のうち労働者災害補償保険及び雇用保険に相当する給付は労働保険特別会計において行い、それ以外の給付は全国健康保険協会において行うこととされている。

Ⅲ 政府関係機関収入支出予算

（単位　千円）

機関別	21年度予算額		20年度予算額		比較増△減	
	収入	支出	収入	支出	収入	支出
国民生活金融公庫	—	—	92,854,629	73,700,810	△92,854,629	△73,700,810
農林漁業金融公庫	—	—	31,763,919	42,757,927	△31,763,919	△42,757,927
中小企業金融公庫	—	—	230,969,070	381,557,858	△230,969,070	△381,557,858
公営企業金融公庫	—	—	317,468,282	165,254,257	△317,468,282	△165,254,257
沖縄振興開発金融公庫	26,677,754	23,618,451	24,131,804	25,279,021	2,545,950	△1,660,570
日本政策投資銀行	—	—	155,079,652	146,529,242	△155,079,652	△146,529,242
国際協力銀行	—	—	424,745,823	303,606,166	△424,745,823	△303,606,166
株式会社日本政策金融公庫						
国民一般向け業務	239,404,785	163,847,103	94,600,053	76,374,777	144,804,732	87,472,326
農林水産業者向け業務	92,029,077	78,452,032	62,315,212	43,687,099	29,713,865	34,764,933
中小企業者向け業務	140,153,675	103,963,026	58,096,693	52,172,540	82,056,982	51,790,486
信用保険等業務	387,009,125	910,954,952	172,688,719	283,558,456	214,320,406	627,396,496
国際協力銀行業務	629,818,420	624,347,848	312,138,503	300,868,447	317,679,917	323,479,401
危機対応円滑化業務	78,426,239	107,732,405	2,739,917	3,087,456	75,686,322	104,644,949
独立行政法人国際協力機構有償資金協力部門	237,185,805	113,171,552	122,336,008	57,063,734	114,849,797	56,107,818

（注）1　国民生活金融公庫、農林漁業金融公庫及び中小企業金融公庫については、20年10月1日に解散し、その業務は株式会社日本政策金融公庫が承継している。

2　公営企業金融公庫については、20年10月1日に解散し、その業務は地方公営企業等金融機構が承継している。

3　日本政策投資銀行については、20年10月1日に解散し、その業務は株式会社日本政策投資銀行が承継している。

4　国際協力銀行については、20年10月1日に解散し、同銀行のうち国際金融等業務は株式会社日本政策金融公庫が、海外経済協力業務は、独立行政法人国際協力機構がそれぞれ承継している。